UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Bainum, Barbara
   8737 Colesville Road, Suite 800
   Silver Spring, MD  20910
2. Date of Event Requiring Statement (Month/Day/Year)
   10/15/97
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Issuer Name and Ticker or Trading Symbol
   Choice Hotels International, Inc.
   CHH
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)
   10/28/97
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
  Common Stock                             |101,013               |D               |                                               |
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        "           "                      |979                   |D               |Note 1                                         |
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        "           "                      |185,456               |I               |Note 2                                         |
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        "           "                      |1,107,550             |I               |Note 3                                         |
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        "           "                      |822,502               |I               |Note 4                                         |
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        "           "                      |381,033               |I               |Note 5                                         |
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        "           "                      |63,166                |I               |Note 6                                         |
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        "           "                      |429,607               |I               |Note 7                                         |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
  Common Stock Option (R|Note 8   |9/16/07  |Common Stock           |642      |$16.488   |D            |                           |
ight to Buy)            |         |         |                       |         |          |             |                           |
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               "        |Note 9   |11/4/06  |"          "           |5,494    |$12.2095  |D            |                           |
             "          |         |         |                       |         |          |             |                           |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Note 1: Restricted stock granted under the Choice Hotels International, Inc. Non-Employee Director Stock
Compensation
Plan.
Note 2: The proportionate interest of the Barbara Bainum Grantor Annuity Retained Trust dated September 5,
1996, the sole trustee of which is Ms. Bainum, in shares (1,779,628) owned by Mid Pines Associates, L.P.
Note 3: The proportionate interest in shares (5,417,761) owned by Bainum Associates Limited Partnership. Ms.
Bainum is a limited
partner.
Note 4: The proportionate interest in shares (4,415,250) owned by MC Investments Limited Partnership. Ms.
Bainum is a limited
partner.
Note 5: The proportionate interest of The Barbara Bainum Declaration of Trust, the sole trustee of which is Ms.
Bainum, in (i) shares (3,567,869) owned by Realty Investment Company, Inc., a real estate investment and management company in which Ms. Bainum is a noncontrolling shareholder, and
(ii) shares (1,779,628) owned by
Mid Pines Associates,
L.P.
Note 6: The proportionate interest of various trusts for the benefit of Ms. Bainum's nieces and nephews, the sole trustee of which is Ms. Bainum, in shares of Mid Pines Associates, L.P.
Note 7: The proportionate interest of various trusts for the benefit of Ms. Bainum's nieces and nephews, the sole trustee of which is Ms. Bainum, in shares of Realty Investment Company, Inc.
Note 8: Such options vest in three equal annual installments beginning on 9/16/99.
Note 9: Such options vest in three equal annual installments beginning on 11/4/98.
SIGNATURE OF REPORTING PERSON
Barbara Bainum
DATE
2/12/98